FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

The Westaim Corporation

(Translation of registrant’s name into English)

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada

(Address of principal executive officers)

(780) 992-5231

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

The following documents are included in this Form 6-K:

1.	The Registrant’s quarterly report to shareholders for the first quarter 2003 is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532).
2.	Certification of the Registrant’s CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
3.	Certification of the Registrant’s CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
Consolidated Statement of Operations and Consolidated Statement of Deficit (unaudited)
Consolidated Balance Sheet (unaudited)
Consolidated Cash Flow Statement (unaudited)
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2003 (unaudited)
CERTIFICATION OF PERIODIC REPORT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION

Date: May 21, 2003	By:	/s/Douglas H. Murray

Douglas H. Murray Assistant Corporate Secretary

First Quarter Report to Shareholders
For the quarter ended March 31, 2003

The Westaim Corporation Management’s Discussion and Analysis

This interim Management’s Discussion and Analysis should be read in conjunction with the Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2002.

Consolidated Results — Three months ended March 31, 2003.

For the three months ended March 31, 2003 the Company reported a net loss of $1.0 million compared to a net loss of $8.4 million for the three months ended March 31, 2002. Revenues from continuing operations for the three months ended March 31, 2003 were $16.7 million compared to $12.0 million for the same period in 2002.

The 2003 net loss declined as a result of $4.6 million in milestone revenues reported by Nucryst Pharmaceuticals Corp. and the reduction in losses from discontinued operations in 2003. No losses from discontinued operations were recorded in the first three months of 2003 compared with a loss of $2.4 million in the first three months of 2002. Income tax expense was $1.1 million lower in the first quarter of 2003 compared to 2002 primarily due a reduction in the Company’s future income tax asset in the first quarter of 2002. The improvement in net loss was partially offset by higher corporate costs and foreign exchange losses resulting from the strengthening Canadian dollar and the translation of U.S. dollar denominated monetary assets and liabilities recorded in 2003.

Operations

Westaim’s operations are organized into two high-potential emerging technology businesses — iFire Technology Inc. and Nucryst Pharmaceuticals Corp.; and one industrial technology division — Ambeon.

In May, 2002, the Company announced its intention to close the Coinage division, after several quarters of operating losses, and to sell the assets or business of its ethylene coatings division. As a result, commencing in the second quarter of 2002, these businesses have been accounted for as discontinued operations.

iFire Technology — iFire’s operating loss for the three months ended March 31, 2003 was $4.0 million compared to an operating loss of $3.8 million for the same period in 2002. Research and development expenditures were comparable to the prior year and funding contributions from Technology Partnerships Canada (“TPC”) were $2.2 million in the first quarter of 2003 compared to $2.0 million in the first quarter of 2002. Licensing revenue of $0.6 million represents the final amortization of deferred licensing revenue and compares with licensing revenue of $1.1 million in the same period in 2002. Research and development expenditures before TPC contributions are expected to continue at comparable levels during the remainder of the year.

Capital expenditures are expected to be in the range of $8 to $10 million for the remainder of 2003.

Nucryst Pharmaceuticals — Nucryst’s operating income for the first quarter of 2003 was $3.3 million compared to a loss of $1.7 million in the first quarter of 2002. In the first quarter of 2003 Nucryst received a US$3.0 million milestone payment from Smith & Nephew plc related to certain regulatory approvals in Europe. Sales of Acticoat™ dressings continue to be strong with product sales to end users more than 50% higher compared to the same quarter last year. Sales revenue reflects licensing royalties, milestone payments and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew plc. Total revenues increased to $7.1 million in the first three months of 2003 from $2.1 million in the same period in 2002.

Revenue from licensing and manufacturing in the first quarter of 2003 was $2.5 million compared to $2.1 million in the same period in 2002. Royalties increased in the first quarter of 2003 compared to the first quarter of 2002 as a result of increasing sales to end users but manufacturing revenues were slightly lower reflecting the timing of inventory shipments.

The outlook for Nucryst is a continued increase in licensing and manufacturing revenues resulting from the growth in sales of Acticoat™ products by Smith & Nephew plc in the United States and Europe. Improvements in revenue are expected to be more than offset by research and development expenditures as Nucryst expands clinical and pre-clinical research into the pharmaceutical attributes of its nanocrystalline silver technology.

Ambeon — Westaim’s Ambeon division develops, manufactures and markets coating solutions and products for customers in the aerospace, electronics, catalyst, and other markets. Ambeon’s operating earnings in the first quarter of 2003 were $2.4 million on revenue of $9.0 million compared to earnings of $2.2 million on revenue of $8.8 million in the first quarter of 2002. Slight improvements in results from Ambeon’s core products in the aerospace and electronics markets were offset by lower revenues and earnings from a materials supply contract which was completed this quarter. These general year-over-year trends are expected to continue for the remainder of the year.

Discontinued Operations — For the first quarter of 2003, no adjustments were made to the provisions recorded in 2002 for forecast operating losses to the date of shutdown or sale of the Coinage and ethylene coatings businesses. The loss from discontinued operations for the first quarter of 2002 was $2.4 million and related to operations for that period.

Future cash costs of the discontinued operations are expected to be largely offset by cash proceeds from related asset dispositions.

Liquidity and Capital Resources

At March 31, 2003 the Company had cash and short-term investments of $95.7 million, a decrease of $7.2 million compared to December 31, 2002. This was primarily due to increases in non-cash working capital balances which used $2.9 million, cash used in discontinued operations of $1.1 million and capital expenditures of $3.0 million. Cash provided from continuing operations of $0.1 million was primarily the result of the $4.6 million milestone payment received by Nucryst.

Forward-looking Statements

This Report contains forward-looking statements including iFire’s capital expenditures, Nucryst’s licensing and manufacturing revenues and research and development expenditures, and the Company’s proceeds from asset dispositions. These statements are based on current expectations that are subject to risks and uncertainties and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including (i) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (ii) the general economic, regulatory and industry developments and conditions in the industries that the Company serves; and (iii) other risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission. The Company disclaims any intention or obligations to revise forward-looking statements whether as a result of new information, future developments or otherwise.

THE WESTAIM CORPORATION
Consolidated Statement of Operations and Consolidated Statement of Deficit
(unaudited)

	Quarter Ended	Quarter Ended
(thousands of dollars)	March 31, 2003	March 31, 2002

Revenue	$16,661	$12,018
Costs
Manufacturing	6,028	6,253
Selling, general and administrative	1,885	1,901
Research and development (note 7)	5,632	5,899
Depreciation and amortization	1,545	1,437

Divisional earnings (loss)	1,571	(3,472)
Corporate	(2,181)	(1,615)
Interest and foreign exchange	(270)	810
Equity loss	—	(513)

Loss from continuing operations before income taxes	(880)	(4,790)

Income tax expense
Current	(49)	(125)
Future	(55)	(1,082)

	(104)	(1,207)

Loss from continuing operations	(984)	(5,997)
Loss from discontinued operations net of income taxes (note 3)	—	(2,365)

Net loss for the period	$(984)	$(8,362)

Loss per common share (note 6)
Continuing operations — basic and diluted	$(0.01)	$(0.08)

Net loss — basic and diluted	(0.01)	(0.11)

Weighted average number of outstanding common shares (thousands)	78,033	77,787

Deficit at beginning of period	$(215,317)	$(163,976)
Change in accounting policy (note 2,5)	—	(1,579)

As restated	(215,317)	(165,555)
Net loss	(984)	(8,362)

Deficit at end of period	$(216,301)	$(173,917)

THE WESTAIM CORPORATION
Consolidated Balance Sheet
(unaudited)

	March 31	December 31
(thousands of dollars)	2003	2002

ASSETS
Current
Cash and cash equivalents	$31,734	$77,631
Short-term investments	63,993	25,250
Accounts receivable	13,065	14,114
Inventories	14,005	13,939
Other	780	858

	123,577	131,792
Capital assets held for sale	6,878	6,981
Capital assets	38,315	36,787
Deferred charges	2,590	2,461
Future income taxes	5,675	5,730
Investments	500	500

	$177,535	$184,251

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$12,611	$17,723
Provision for site restoration	7,694	7,749
Deferred licensing revenue	—	565

	20,305	26,037

Shareholders’ equity
Capital stock (note 4)	373,128	373,128
Contributed surplus (note 4)	403	403
Deficit	(216,301)	(215,317)

	157,230	158,214

	$177,535	$184,251

THE WESTAIM CORPORATION
Consolidated Cash Flow Statement
(unaudited)

	Quarter Ended	Quarter Ended
(thousands of dollars)	March 31, 2003	March 31, 2002

Operating Activities
Loss from continuing operations	$(984)	$(5,997)
Items not affecting cash
Depreciation and amortization	1,545	1,437
Provision for site restoration costs	—	1,020
Future income taxes	55	1,082
Deferred licensing revenue	(565)	(1,067)
Equity loss on investments	—	513

Cash provided from (used in) continuing operations before non-cash working capital changes	51	(3,012)
Changes in continuing operations non-cash working capital
Accounts receivable	(849)	2,232
Inventories	(24)	(944)
Other	46	(124)
Accounts payable and accrued liabilities	(2,105)	(3,526)
Site restoration expenditures	(55)	(30)
Deferred licensing revenue	—	397

Cash used in continuing operations	(2,936)	(5,007)
Cash used in discontinued operations	(1,083)	(3,742)

Total cash used in operating activities	(4,019)	(8,749)

Investing activities
Capital expenditures — continuing operations	(2,973)	(2,146)
Capital expenditures — discontinued operations	(15)	(232)
Short-term investments	(38,743)	(67,217)
Deferred charges	(229)	(193)
Investments	—	(824)
Proceeds on sale of assets — discontinued operations	82	—

Cash used in investing activities	(41,878)	(70,612)

Net decrease in cash and cash equivalents	(45,897)	(79,361)
Cash and cash equivalents at beginning of period	77,631	138,373

Cash and cash equivalents at end of period	$31,734	$59,012

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2003 (unaudited) (thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.

Note 1 — Significant Accounting Principles

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, following the same accounting policies and methods of computation as the most recent annual consolidated financial statements. All amounts are expressed in thousands of dollars except the per share data.

Note 2 — Change in Accounting Policy — Stock-based Compensation Plans

Effective January 1, 2002 the Company and its subsidiaries adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair value method of accounting. These new rules also require that companies account for stock appreciation rights (“SARs”) and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. For stock options in subsidiary companies, compensation expense is measured as the excess, if any, of the fair value of the subsidiary’s stock at the date of grant over the exercise price.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

Note 3 — Discontinued Operations

On May 28, 2002, the Board of Directors of the Company approved the closing of the Coinage division and the selling of the ethylene coatings business. Accordingly, the results from operations of these businesses, including the estimated cost of shutdown for the Coinage division and shutdown of the ethylene coatings business, have been accounted for on a discontinued basis. Operations in the Coinage division were discontinued in July 2002 and operations in the ethylene coatings business were discontinued in February 2003.

All anticipated losses from operations and estimated shutdown costs were recorded in 2002. As a result, no losses from discontinued operations were reported in the first three months of 2003. Losses from discontinued operations amounted to $2,365 for the first three months of 2002.

As at March 31, 2003, accounts payable and accrued liabilities included accruals related to discontinued operations provisions accrued in 2002 amounting to $3,393 (December 31, 2002 — $4,769).

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	March 31, 2003	December 31, 2002

Accounts receivable	$280	$2,178
Inventories	395	353
Other assets	—	32
Accounts payable and accrued liabilities	(4,619)	(7,626)

Net working capital	(3,944)	$(5,063)

Capital assets held for sale	$6,878	$6,981

The results of discontinued operations are summarized as follows:

	Quarter Ended

	March 31, 2003	March 31, 2002

Revenues to May 28, 2002	$—	$2,250
Revenues subsequent to May 28, 2002 and estimated future revenues	—	—

Total revenue from discontinued operations	$—	$2,250

Divisional losses to May 28, 2002	$—	$2,365
Divisional losses subsequent to May 28, 2002 and estimated future divisional losses	—	—
Costs relating to shutdown and disposition	—	—

Net loss from discontinued operations	$—	$2,365

The net loss from discontinued operations for the quarter ended March 31, 2002 is after deduction of depreciation of $154. No material gain or loss is anticipated from the sale of the ethylene coatings facilities and all expected future losses from this business were included in the net loss from discontinued operations recorded during 2002.

Net loss per common share from discontinued operations was $0.03 per share for the three months ended March 31, 2002. No tax provisions were recorded with respect to these businesses during the three months ended March 31, 2003 or March 31, 2002.

Note 4 — Capital Stock

As at March 31, 2003, and December 31, 2002, the Company had outstanding 78,032,787 common shares. As at March 31, 2003, the Company had outstanding 6,040,599 options convertible into common shares (December 31, 2002 — 5,665,599 options).

In June 2002, the Company filed a normal course issuer bid which entitles the Company to acquire up to 3,889,000 common shares between June 19, 2002 and June 18, 2003. The purchases are made on the open market at the time of any particular purchase.

No shares were acquired during the first quarter of 2003.

Note 5 — Stock-based Compensation Plans

Effective January 1, 2002, the CICA recommends that stock-based compensation be accounted for using a fair value methodology. As permitted under the new rules, the Company and its subsidiaries have elected to measure compensation expense as the difference, if any, between the quoted market value or fair value of the stock at the date of grant and the exercise price at the date of grant. The exercise price of options granted by the Company and its subsidiaries is not less than the market value at the date of grant and, consequently, no compensation expense has been recorded.

In the first quarter of 2003, the Company issued 375,000 options for common shares of the Company at a weighted average exercise price of $1.79. For the first quarter of 2002, the Company issued 375,000 options for common shares of the Company at a weighted average exercise price of $5.60. If compensation costs for options for common shares of the Company and for common shares of subsidiaries issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company’s net loss and loss per share would have increased to the pro forma amounts indicated below:

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2003 (unaudited)
(thousands of dollars)

Note 5 — Stock-based Compensation Plans (Continued)

	Quarter Ended

	March 31, 2003	March 31, 2002

Net loss applicable to common shareholders as reported	$(984)	$(8,362)
Pro forma net loss applicable to common shareholders	(1,211)	(8,465)
Loss per common share as reported (basic and diluted)	(0.01)	(0.11)
Pro forma loss per common share (basic and diluted)	(0.02)	(0.11)

The fair value of each option grant by the Company and its subsidiaries in 2003 was estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 5.1% (2002 — 5.2%), an average life of 7.0 years and a volatility of 59.8% (2002 — 59.5%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Stock Appreciation Rights — Effective January 1, 2002 net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SAR’s vesting period and offset to accounts payable and accrued liabilities. The cumulative liability as at January 1, 2002, amounting to $1,579, was charged to deficit with a corresponding increase to accounts payable and accrued liabilities. As at March 31, 2003 and December 31, 2002 the liability was $Nil as the market value of the subsidiaries’ SARs was less than their exercise price.

Note 6 — Earnings per Share

The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Quarter Ended

(thousands of shares)	March 31, 2003	March 31, 2002

Weighted average number of common shares outstanding — basic earnings per share	78,033	77,787
Effect of dilutive securities	15	1,365

Weighted average number of common shares outstanding — diluted earnings per share	78,048	79,152

Note 7 — Technology Partnerships Canada Agreement

On March 26, 2001 the Company’s subsidiary, iFire Technology Inc. (“iFire”), entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC has agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire until April 30, 2003 to a maximum of $30,000.

Contributions are recorded as a reduction of the cost of the applicable capital asset or credited in the statement of operations of iFire as determined by the nature of the expenditure being funded. Contribution claims totaling $2,717 have been recorded in the first three months of 2003 (2002 — $2,282). Of this amount, $2,175 (2002 — $1,983) has been credited to research and development expense and $542 (2002 — $299) has been credited to capital assets. As at March 31, 2003, the Company has recorded a receivable of $4,797 (December 31, 2002 — $2,080) for contribution claims relating to expenditures in 2003 and 2002.

Note 8 — Guarantees

In 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees, which recommends companies disclose the nature, amount and terms of obligations under guarantee. As at March 31, 2003 and December 31, 2002, the Company had an outstanding Letter of Guarantee totaling US $715 guaranteeing the payment of potential warranty claims. This guarantee expires in May 2003.

Note 9 — Segmented Information — Continuing Operations

	Quarter Ended

	March 31, 2003	March 31, 2002

Revenue
Ambeon	$9,023	$8,838
Nucryst Pharmaceuticals	7,073	2,113
iFire Technology	565	1,067

	$16,661	$12,018

Operating Earnings (Loss)
Ambeon	$2,437	$2,244
Nucryst Pharmaceuticals	3,322	(1,731)
iFire Technology	(3,960)	(3,849)
Other	(228)	(136)

	$1,571	$(3,472)

Note 10 — Contingencies

The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

Note 11 — Comparative Figures

Certain 2002 figures have been reclassified to conform to the presentation of the current year.

The Westaim Corporation
144-4th Avenue S.W. Suite 1010
Calgary, Alberta T2P 3N4
www.westaim.com
info@westaim.com

CERTIFICATION OF PERIODIC REPORT

     I, BARRY M. HECK, Chief Executive Officer of The Westaim Corporation (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)     the quarterly report on Form 6-K in respect of the Company’s first quarter 2003 financial report to shareholders (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

     (2)     the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 21, 2003

/s/ Barry M. Heck
Name:	Barry M. Heck
Title:	President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to The Westaim Corporation and will be retained by The Westaim Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION OF PERIODIC REPORT

     I, G.A. (DREW) FITCH, Chief Financial Officer of The Westaim Corporation (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)     the quarterly report on Form 6-K in respect of the Company’s first quarter 2003 financial report to shareholders (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

     (2)     the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 21, 2003

/s/ G.A. (Drew) Fitch
Name:	G.A. (Drew) Fitch
Title:	Senior Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to The Westaim Corporation and will be retained by The Westaim Corporation and furnished to the Securities and Exchange Commission or its staff upon request.